U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number  0-16196

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended:  June 30, 2006

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Host America Corporation
Full Name of Registrant

__________________________________
Former name if applicable

Two Broadway
Address of principal executive office (Street and number)

Hamden, Connecticut 06518
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Host America Corporation requires additional time to prepare its annual report on Form 10-K in light of the following:

•
On May 2, 2006, Host was notified of the resignation of its independent registered public accounting firm, J.H. Cohn LLP, effective that date. On June 29 2006, the Audit Committee of our Board of Directors engaged Mahoney Cohen & Company, CPA, P.C., as our independent registered public accounting firm to audit the financial statements for the fiscal years ending June 30 2004, 2005 and 2006, including the review of the interim periods of fiscal 2006. Additional time is necessary for the completion of the fiscal 2006 audit and the preparation of the annual report on form 10-K for fiscal 2006,

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

David Murphy	203	248-4100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).            ☐  Yes        ☒  No

Form 10-Q for quarter ended September 30, 2005
Form 10-Q for quarter ended December 31, 2005
Form 10-Q for quarter ended March 31, 2006

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?           [   ]   Yes      [ X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Host America Corporation

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 29, 2006	By	/s/ David J. Murphy Executive Vice President, Chief Financial and Accounting Officer